FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Derek Oil & Gas Corporation has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 1, 2003 of 480,000 incentive options to purchase 480,000 common shares  of Derek Oil & Gas Corporation at a price of $0.80 per common share,  Derek Oil & Gas Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 18th day of December, 2003.

Derek Oil & Gas Corporation

By:     ”Barry C.J. Ehrl”

Barry C.J. Ehrl
President & C.E.O.